                                                        OMB APPROVAL
                                                    OMB Number: 3235-0145
                                                    Expires: December 31, 1997
                                                    Estimated average burden
                                                    hours per response 14.00


                             UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.               )*


                         PULITZER PUBLISHING COMPANY

--------------------------------------------------------------------------------
                              (Name of Issuer)


                                COMMON STOCK

--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  745771105

--------------------------------------------------------------------------------
                               (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                           PAGE   1   OF   4   PAGES

CUSIP NO.       745771105            13G              PAGE   2  OF    4   PAGES


--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Oak Value Capital Management, Inc.

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /

                                                                       (b)   / /

--------------------------------------------------------------------------------

3   SEC USE ONLY


--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OR ORGANIZATION


    North Carolina, U.S.A.
--------------------------------------------------------------------------------

                          SOLE VOTING POWER

                     5    293,401
                  --------------------------------------------------------------
   NUMBER OF
     SHARES               SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY         6
      EACH
   REPORTING      --------------------------------------------------------------
  PERSON WITH
                          SOLE DISPOSITIVE POWER

                     7    377,867

                  --------------------------------------------------------------

                          SHARED DISPOSITIVE POWER
                     8

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    377,867

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


    5.84%

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

    IA, CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                          PAGE   2   OF   4   PAGES

                                SCHEDULE 13G

ITEM 1.

       (a)     Name of Issuer

               Pulitzer Publishing Company

       (b)     Address of Issuer's Principal Executive Offices

               900 North Tucker Boulevard
               St. Louis, Missouri   63101
ITEM 2.
       (a)     Name of Person Filing

               Oak Value Capital Management, Inc.

       (b)     Address of Principal Business Office or, if none, Residence

               3100 Tower Boulevard, Suite 800  Durham, North Carolina  27707

       (c)     Citizenship

               North Carolina, U.S.A.

       (d)     Title of Class of Securities

               Common Stock

       (e)     CUSIP Number

               74577105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)      / /     Broker or Dealer registered under Section 15 of the Act
      (b)      / /     Bank as defined in section 3(a)(6) of the Act
      (c)      / /     Insurance Company as defined in section 3(a)(19) of the
                       Act
      (d)      / /     Investment Company registered under section 8 of the
                       Investment Company Act
      (e)      /x/     Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
      (f)      / /     Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund; see Section
                       240.13d-1(b)(ii)(F).
      (g)      / /     Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G) (Note:  See Item 7)
      (h)      / /     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)     Amount Beneficially Owned

               377,867

    (b)        Percent of Class

               5.84%


    (c)        Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote                   293,401
               (ii)    shared power to vote or to direct the vote                    0
               (iii)   sole power to dispose or to direct the disposition of      377,867
               (iv)    shared power to dispose or to direct the disposition of       0



Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 1dd-3(d)(1).





                          PAGE   3   OF   4   PAGES

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           -----------------------------------------------------
                                          Dated as of December 31, 1996
                                           Signed as of July 30, 1997


                                    /s/  David Richard Carr, Jr.
                           -----------------------------------------------------
                                                       Signature


                            David Richard Carr, Jr., President, Treasurer, Chief
                               Investment Officer & Director
                           -----------------------------------------------------
                                                       Name/Title





                          PAGE   4   OF   4   PAGES